Exhibit 3(iii)


          Bylaws Amendment dated October 16, 2001

RESOLVED: That Section 1 of the Bylaws of Company is hereby amended to read in its entirety as follows:

"Section 1. Share Certificates. The shares of the Company shall be represented by share certificates, which shall be consecutively numbered and bound in one or more books and shall be issued in order therefrom. On the stub thereof opposite each such certificate shall be entered the name and address of the person or corporation owning such shares, together with the number of shares and the date of issue, and each certificate shall be receipted upon such stub.

The share certificate shall exhibit the holder's name and number of shares, and shall be signed by the Chairman of the Board, the President or a Vice President, and by the Treasurer, Assistant Treasurer, Secretary or Assistant Secretary. The share certificates shall be sealed with the corporate seal unless an engraved or printed facsimile thereof shall be represented thereon. Except as otherwise provided by the laws of the State of Nevada, or the Articles or Bylaws of this Company, the form of the share certificate may be altered at any time by the Board of Directors.

The Company shall be entitled to treat the holder of records of any shares certificate or certificates as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share certificate or certificates on the part of any other person whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Nevada."